Exhibit 99.2

Financial Report for the Three and Six Months Ended June 30, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three and six month periods ended June 30, 2015 and June 30, 2014. References to “GasLog Partners”, “we”, “our”, “us” and “the Partnership” or similar terms when used for the period prior to the formation of GasLog Partners LP refer to GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., which were contributed by GasLog Ltd. (“GasLog”) to the Partnership at the initial public offering (the “IPO”). When used for periods after the completion of the IPO, those terms refer to GasLog Partners LP and its subsidiaries, including GAS-sixteen Ltd. and GAS-seventeen Ltd., which were acquired from GasLog on September 29, 2014. You should read this section in conjunction with our unaudited condensed combined and consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the United States Securities Exchange Commission (the “SEC”) on February 17, 2015. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to the Partnership’s operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies and business prospects, and changes and trends in the Partnership’s business and the markets in which it operates. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Partnership’s expectations and projections. Accordingly, you should not unduly rely on any forward-looking statements. Factors that might cause future results and outcomes to differ include:

•	Liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters;
•	changing economic conditions and the differing pace of economic recovery in different regions of the world;
•	our future financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, the ability of our lenders to meet their funding obligations, and our ability to meet the restrictive covenants and other obligations under our credit facilities;
•	our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions;
•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs;
•	our anticipated general and administrative expenses;
•	fluctuations in currencies and interest rates;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	requirements imposed by classification societies;
•	risks inherent in ship operation, including the discharge of pollutants;
•	availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation; and
•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 17, 2015 and in the Prospectus Supplement filed with the SEC on June 22, 2015. Copies of the Annual Report, as well as subsequent filings, are available online at http://www.sec.gov.

The Partnership does not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

Cash Distribution

On July 29, 2015, the board of directors of GasLog Partners approved and declared a quarterly cash distribution, with respect to the quarter ended June 30, 2015, of $0.4345 per unit. The cash distribution is payable on August 13, 2015, to all unitholders of record as of August 10, 2015. The aggregate amount of the declared distribution will be $14.05 million.

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Recent Developments

On June 26, 2015, GasLog Partners completed an equity offering of 7,500,000 common units and issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest at an offering price of $23.90 per unit. The total net proceeds after deducting underwriting discounts and other offering expenses were $175.50 million.

The Partnership used proceeds from the public offering to partially finance the acquisition from GasLog of 100% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, for an aggregate purchase price of $483.0 million. The acquisition closed on July 1, 2015. As a consideration for this acquisition, the Partnership paid GasLog $171.89 million representing the difference between the $483.0 million aggregate purchase price and the $325.50 million of outstanding indebtedness of the acquired entities assumed by GasLog Partners plus an adjustment of $14.39 million in order to maintain the agreed working capital position in the acquired entities of $3.0 million.

GasLog had acquired the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, each a modern LNG carrier with a capacity of 145,000 cbm, from a subsidiary of BG Group plc (“BG Group”) on June 4, 2014, June 11, 2014 and June 25, 2014, respectively.

As of June 30, 2015, GasLog holds a 32.9% interest in the Partnership (including 2% through general partner units); as a result of its ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

GasLog LNG Services Ltd., our vessels’ management company, and a substantial number of its staff are located in Greece. The current economic instability in Greece could disrupt our operations and have an adverse effect on our business. We have sought to minimize this risk and preserve operational stability by carefully developing staff deployment plans, an information technology recovery site, an alternative ship to shore communications plan and funding mechanisms. While we believe these plans, combined with the international nature of our operations, will mitigate the impact of any disruption of operations in Greece, we cannot assure you that these plans will be effective in all circumstances.

Overview

We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under long-term charters, which we define as charters of five full years or more. Our fleet of eight LNG carriers, which have charter terms expiring through 2020, were contributed to us by, or acquired by us from, GasLog, which controls us through its ownership of our general partner.

After giving effect to the acquisition completed on July 1, 2015, our fleet consists of eight LNG carriers, including three vessels with modern tri-fuel diesel electric propulsion technology (“TFDE”) and five modern steam-powered vessels (“Steam”) that operate under long-term charters with Methane Services Limited, a subsidiary of BG Group (“MSL”). We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels from shipyards or other owners.

We operate our vessels under long-term charters with fixed-fee contracts that generate predictable cash flows. We intend to grow our fleet through further acquisitions of LNG carriers from GasLog and third parties. However, we cannot assure you that we will make any particular acquisition or that as a consequence we will successfully grow our per unit distributions. Among other things, our ability to acquire additional LNG carriers will be dependent upon our ability to raise additional equity and debt financing.

Our Fleet

Owned Fleet

After giving effect to the recent acquisition completed on July 1, 2015, our fleet currently consists of the following vessels:

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer(1)	Propulsion	Charter Expiration	Optional Period
GasLog Shanghai	2013	155,000	BG Group	TFDE	May 2018(5)	2021–2026 (2)
GasLog Santiago	2013	155,000	BG Group	TFDE	July 2018(5)	2021–2026 (2)
GasLog Sydney	2013	155,000	BG Group	TFDE	September 2018(5)	2021–2026 (2)
Methane Rita Andrea	2006	145,000	BG Group	Steam	April 2020	2023–2025 (3)
Methane Jane Elizabeth	2006	145,000	BG Group	Steam	October 2019	2022–2024 (3)
Methane Alison Victoria	2007	145,000	BG Group	Steam	December 2019	2022–2024 (4)
Methane Shirley Elisabeth	2007	145,000	BG Group	Steam	June 2020	2023–2025 (4)
Methane Heather Sally	2007	145,000	BG Group	Steam	December 2020	2023–2025 (4)

(1)	Vessels are chartered to MSL, a subsidiary of BG Group.

(2)	The charters may be extended for up to two extension periods of three or four years at the option of the charterer, and each charter requires that the charterer provides us with 90 days’ notice before the charter expiration of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)	Charterer may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.
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(4)	Charterer may extend the term of two of the related charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(5)	Charter expiration was amended based on the agreement signed with MSL on April 21, 2015. With respect to the GasLog Sydney, whose charter was shortened by 8 months under such agreement, if MSL does not exercise the charter extension options referenced above, and GasLog Partners does not enter into a third-party charter for the GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat or time charter arrangement that is designed to guarantee the total cash distribution from the vessel for any period of charter shortening. If MSL exercises the options to charter six additional vessels, the three charters of the GasLog Shanghai, GasLog Santiago and GasLog Sydney would be further adjusted by a potential shortening of a maximum 31 months in total. If MSL does not exercise the charter extension options referenced above for these three vessels, and GasLog Partners does not enter into a third-party charter for the GasLog Shanghai, GasLog Santiago or GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat arrangement. However, if they are unable to agree on such bareboat arrangement, GasLog will enter into a time charter with GasLog Partners on equivalent terms to the existing MSL time charters for any period of charter shortening.

Additional Vessels

Existing Vessel Interests Purchase Options

We currently have the option to purchase the following 9 LNG carriers from GasLog within 36 months after each such vessel’s acceptance by its charterer — or, in the case of the GasLog Seattle and the Methane Lydon Volney, which GasLog acquired from BG Group during the second quarter of 2014, 36 months after the closing of the IPO, which occurred on May 12, 2014, or, in the case of the Methane Becki Anne and the Methane Julia Louise, 36 months after the completion of their acquisition by GasLog, which occurred on March 31, 2015, in each case at fair market value as determined pursuant to the omnibus agreement.

LNG Carrier	Year Built(1)	Cargo Capacity (cbm)	Charterer(2)	Propulsion	Charter Expiration(3)
GasLog Seattle	2013	155,000	Shell	TFDE	December 2020
Solaris	2014	155,000	Shell	TFDE	June 2021
Hull No. 2072	Q1 2016	174,000	BG Group	TFDE	2026
Hull No. 2073	Q2 2016	174,000	BG Group	TFDE	2026
Hull No. 2102	Q3 2016	174,000	BG Group	TFDE	2023
Hull No. 2103	Q4 2016	174,000	BG Group	TFDE	2023
Methane Lydon Volney	2006	145,000	BG Group	Steam	October 2020
Methane Becki Anne	2010	170,000	BG Group	TFDE	March 2024
Methane Julia Louise	2010	170,000	BG Group	TFDE	March 2026

(1)	For newbuildings expected delivery quarters are presented.

(2)	Vessels are chartered to MSL, or a subsidiary of Royal Dutch Shell plc (“Shell”), as applicable.

(3)	Indicates the expiration of the initial term.

Five-Year Vessel Business Opportunities

GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more. We refer to these vessels, together with any related charters, as “Five-Year Vessels”. In the event that GasLog acquires, operates or puts under charter a Five-Year Vessel, then GasLog will be required, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter, to notify us and offer us the opportunity to purchase such Five-Year Vessel at fair market value. The three newbuildings listed below which are expected to be chartered under the agreement signed with a subsidiary of BG Group on April 21, 2015, as well as the additional six newbuildings which may be chartered at BG Group’s election, will each qualify as a Five Year Vessel upon commencement of its charter, and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that the vessel has been acquired or has become a Five Year Vessel.

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LNG Carrier	Year Built(1)	Cargo Capacity (cbm)	Charterer(3)	Propulsion(2)	Estimated Charter Expiration(4)
Hull No. 2130	Q1 2018	174,000	BG Group	LP-2S	2027
Hull No. 2800	Q1 2018	174,000	BG Group	LP-2S	2028
Hull No. 2801	Q1 2018	174,000	BG Group	LP-2S	2029

(1)	Expected delivery quarters are presented.

(2)	References to “LP-2S” refer to low pressure dual-fuel two-stroke engine propulsion.

(3)	Vessels are chartered to MSL.

(4)	Charter expiration to be determined based upon actual date of delivery.

Results of Operations

Our results and summary financial data set forth below are derived from the unaudited condensed combined and consolidated financial statements of the Partnership. Prior to the closing of our IPO, we did not own any vessels. The presentation assumes that our business was operated as a separate entity prior to its inception. The transfer of the three initial vessels from GasLog to the Partnership at the time of the IPO and the transfer of the two vessels from GasLog to the Partnership in September 2014 were each accounted for as a reorganization of entities under common control. The combined and consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog as they were under the common control of GasLog. All intra-group transactions and balances are eliminated. For the periods prior to the closing of the IPO, our financial position, results of operations and cash flows reflected in our financial statements include all expenses allocable to our business, but may not be indicative of those that would have been incurred had we operated as a separate public entity for all years presented or of future results.

The results presented herein derive from the unaudited condensed combined and consolidated financial statements of the Partnership that for the periods prior to the formation of the Partnership include the combined accounts of GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. as they were under the common control of GasLog and retrospectively adjusted to reflect the accounts of GAS-sixteen Ltd. and GAS-seventeen Ltd. since their incorporation in January 2014.

Three of our LNG carriers, the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney, were delivered and immediately commenced their time charters with MSL in January, March and May 2013, respectively. In addition, the Methane Rita Andrea and the Methane Jane Elizabeth commenced their time charters with MSL upon their acquisition by GasLog on April 10, 2014.

The results presented herein do not include amounts related to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. which were acquired by the Partnership on July 1, 2015. This acquisition will be accounted for as a reorganization of companies under common control. Beginning with the third quarter of 2015, the Partnership’s historical results will be retroactively restated to reflect the historical results of these acquired entities during the periods they were owned by GasLog.

Three-month period ended June 30, 2015 compared to the three-month period ended June 30, 2014

	Three-month period ended June 30,
	2014	2015	Change

Statement of profit or loss	(in thousands of U.S. dollars)
Revenues	31,693	32,943	1,250
Vessel operating costs	(6,187)	(7,099)	(912)
Depreciation	(6,602)	(6,895)	(293)
General and administrative expenses	(1,297)	(2,313)	(1,016)
Profit from operations	17,607	16,636	(971)
Financial costs	(8,010)	(4,030)	3,980
Financial income	7	8	1
Loss on interest rate swaps	(2,998)	—	2,998
Profit for the period	6,606	12,614	6,008

During the three-month period ended June 30, 2015, we had an average of 5 vessels operating in our owned fleet having 455 operating days, while during the three-month period ended June 30, 2014, we had an average of 4.80 vessels operating in our owned fleet having 437 operating days. Our fleet utilization was 100% in both periods.

Revenues: Revenues increased by $1.25 million, or 3.94%, from $31.69 million for the three-month period ended June 30, 2014, to $32.94 million for the same period in 2015. The increase is mainly attributable to the deliveries of the Methane Rita Andrea and the Methane Jane Elizabeth on April 10, 2014 and the commencement of their charter party agreements.

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Vessel Operating Costs: Vessel operating costs increased by $0.91 million, or 14.70%, from $6.19 million for the three-month period ended June 30, 2014, to $7.10 million for the same period in 2015. The increase is mainly attributable to the increased operating days in the three-month period ended June 30, 2015 and the increased technical maintenance expenses due to the planned underwater inspections and maintenance of the main engines for the three vessels of our initial fleet.

Depreciation: Depreciation increased by $0.30 million, or 4.55%, from $6.60 million for the three-month period ended June 30, 2014, to $6.90 million for the same period in 2015. The increase is mainly attributable to the depreciation charges of the Methane Rita Andrea and the Methane Jane Elizabeth which were delivered on April 10, 2014.

General and Administrative Expenses: General and administrative expenses increased by $1.01 million, or 77.69%, from $1.30 million for the three-month period ended June 30, 2014, to $2.31 million for the same period in 2015. The increase is mainly attributable to an increase in administrative charges of $0.50 million for services under the administrative services agreement with GasLog, which went into effect on May 12, 2014, the closing date of our initial public offering, a $0.24 million increase in legal and professional fees related to the requirements of being a public company, an increase in managers’ liability insurance of $0.13 million, an increase of board of directors’ fees of $0.12 million and an increase of $0.02 million in all other expenses.

Financial Costs: Financial costs decreased by $3.98 million, or 49.69%, from $8.01 million for the three-month period ended June 30, 2014, to $4.03 million for the same period in 2015. The decrease of $3.98 million is mainly attributable to a reduction in the amortization of loan fees due to the debt prepayment made in the second quarter of 2014 that resulted in the write-off of the respective loan fees and the lower weighted average outstanding debt. During the three-month period ended June 30, 2015, we had an average of $471.35 million of outstanding indebtedness, with a weighted average interest rate of 3.03%, compared to an average of $538.13 million of outstanding indebtedness with a weighted average interest rate of 2.97% during the three-month period ended June 30, 2014.

Loss on Interest Rate Swaps: Loss on interest rate swaps decreased by $3.00 million, from a loss of $3.00 million for the three-month period ended June 30, 2014, to $0 for the same period in 2015. In the three months ended June 30, 2015, there were no outstanding interest rate swaps as they were terminated in 2014, in connection with the refinancing of the GasLog Partners’ outstanding debt.

Profit for the Period: Profit for the period increased by $6.00 million, or 90.77%, from $6.61 million for the three-month period ended June 30, 2014, to $12.61 million for the same period in 2015, as a result of the aforementioned factors.

Six-month period ended June 30, 2015 compared to the six-month period ended June 30, 2014

	Six-month period ended June 30,
	2014	2015	Change

Statement of profit or loss	(in thousands of U.S. dollars)
Revenues	52,436	65,521	13,085
Vessel operating costs	(10,123)	(14,017)	(3,894)
Depreciation	(10,563)	(13,727)	(3,164)
General and administrative expenses	(1,890)	(4,304)	(2,414)
Profit from operations	29,860	33,473	3,613
Financial costs	(11,857)	(7,980)	3,877
Financial income	10	18	8
Loss on interest rate swaps	(3,616)	—	3,616
Profit for the period	14,397	25,511	11,114

During the six-month period ended June 30, 2015, we had an average of 5 vessels operating in our owned fleet having 905 operating days, while during the six-month period ended June 30, 2014, we had an average of 3.91 vessels operating in our owned fleet having 707 operating days. Our fleet utilization was 100% in both periods.

Revenues: Revenues increased by $13.08 million, or 24.94%, from $52.44 million for the six-month period ended June 30, 2014, to $65.52 million for the same period in 2015. The increase is mainly attributable to the deliveries of the Methane Rita Andrea and the Methane Jane Elizabeth on April 10, 2014 and the commencement of their charter party agreements.

Vessel Operating Costs: Vessel operating costs increased by $3.90 million, or 38.54%, from $10.12 million for the six-month period ended June 30, 2014, to $14.02 million for the same period in 2015. The increase is mainly attributable to the increased operating days in the six-month period ended June 30, 2015 and the increased technical maintenance expenses due to the planned underwater inspections and maintenance of the main engines for the three vessels of the initial fleet.

Depreciation: Depreciation increased by $3.17 million, or 30.02%, from $10.56 million for the six-month period ended June 30, 2014, to $13.73 million for the same period in 2015. The increase is mainly attributable to the depreciation charges of the Methane Rita Andrea and the Methane Jane Elizabeth.

General and Administrative Expenses: General and administrative expenses increased by $2.41 million, or 127.51%, from $1.89 million for the six-month period ended June 30, 2014, to $4.30 million for the same period in 2015. The increase is mainly attributable to an increase in administrative charges of $1.23 million for services under the administrative services agreement with GasLog, which went into effect on May 12,

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2014, the closing date of our initial public offering, an increase of $0.57 million in legal and professional fees related to the requirements of being a public company, an increase of board of directors’ fees of $0.35 million and an increase in managers’ liability insurance of $0.26 million.

Financial Costs: Financial costs decreased by $3.88 million, or 32.72%, from $11.86 million for the six-month period ended June 30, 2014, to $7.98 million for the same period in 2015. The decrease of $3.88 million is mainly attributable to a reduction in the amortization of loan fees due to the debt prepayment made in the second quarter of 2014 that resulted in the write-off of the respective loan fees and the lower weighted average outstanding debt. During the six-month period ended June 30, 2015, we had an average of $474.19 million of outstanding indebtedness, with a weighted average interest rate of 3.00%, compared to an average of $584.50 million of outstanding indebtedness with a weighted average interest rate of 2.49% during the six-month period ended June 30, 2014.

Loss on Interest Rate Swaps: Loss on interest rate swaps decreased by $3.62 million, from a loss of $3.62 million for the six-month period ended June 30, 2014, to $0 for the same period in 2015. In the six months ended June 30, 2015, there were no outstanding interest rate swaps as they were terminated in 2014, in connection with the refinancing of the GasLog Partners’ outstanding debt.

Profit for the Period: Profit for the period increased by $11.11 million, or 77.15%, from $14.40 million for the six-month period ended June 30, 2014, to $25.51 million for the same period in 2015, as a result of the aforementioned factors.

Seasonality

Since our vessels are employed under multi-year, fixed-rate charter arrangements, seasonal trends do not impact the revenues during the year.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

As of June 30, 2015, we had $218.62 million of cash and cash equivalents, of which $7.06 million was held in time deposits with an original duration of less than three months. This includes $176.53 million of proceeds from the offering net of underwriting discounts which closed on June 26, 2015. On July 1, 2015, in connection with the acquisition of the entities that own the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, the Partnership paid GasLog $171.89 million representing the difference between the $483.0 million aggregate purchase price and the $325.50 million of outstanding indebtedness of the acquired entities assumed by GasLog Partners plus an adjustment of $14.39 million in order to maintain the agreed working capital position in the acquired entities of $3.0 million.

As of June 30, 2015, we had an aggregate of $468.75 million of indebtedness outstanding under our credit facilities, including $30.0 million outstanding under the Partnership’s revolving credit facility with GasLog. An amount of $22.50 million of outstanding debt is repayable within one year. On July 1, 2015, the Partnership assumed $325.50 million of outstanding indebtedness as part of the vessel acquisition.

On May 8, 2015, the Partnership entered into a supplemental deed relating to its Citibank loan facility, in which the Partnership’s lenders unanimously approved changes to the facility agreement to reflect the amendments to the three time charters agreed with BG Group on April 21, 2015.

On June 5, 2015, pursuant to a supplemental deed entered into by the GasLog subsidiaries GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. and effective from July 1, 2015 relating to their Citibank loan facility, the Partnership was added as a corporate guarantor for the respective loan facility.

We believe our current resources are sufficient to meet our working capital requirements for the foreseeable future.

As of June 30, 2015, we were in compliance with the bank covenants under our credit facility.

Depending on market conditions, we may use derivative financial instruments to reduce the risks associated with fluctuations in interest rates. We expect over time to economically hedge a majority of our exposure to interest rate fluctuations in the future by entering into new interest rate swap contracts.

Working Capital Position

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

As of June 30, 2015, our total current assets exceeded total current liabilities by $189.30 million.

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Cash Flows

Six-month period ended June 30, 2015 compared to the six-month period ended June 30, 2014

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Six months ended June 30,
	2014	2015

	(in thousands of U.S. dollars)
Net cash provided by operating activities	25,112	30,958
Net cash (used in)/provided by investing activities	(314,591)	17,706
Net cash provided by financing activities	336,902	142,764

Net Cash from Operating Activities:

Net cash provided by operating activities increased by $5.85 million, from $25.11 million in the six-month period ended June 30, 2014, to $30.96 million in the six-month period ended June 30, 2015. The increase of $5.85 million is mainly attributable to an increase of $2.39 million in revenue collections, a decrease of $1.84 million in cash paid for interest, a decrease of $1.23 million in realized losses for interest rate swaps held for trading and a decrease of $0.39 million in payments for general and administrative expenses, operating expenses and inventories.

Net Cash from Investing Activities:

Net cash from investing activities increased by $332.30 million, from cash used in investing activities of $314.59 million in the six-month period ended June 30, 2014, to cash provided by investing activities of $17.71 million in the six-month period ended June 30, 2015. The increase of $332.30 million is mainly attributable to an increase of net cash used in payments for vessels of $313.08 million and an increase in net cash from short-term investments of $19.20 million.

Net Cash from Financing Activities:

Net cash provided by financing activities decreased by $194.14 million, from $336.90 million in the six-month period ended June 30, 2014, to $142.76 million in the six-month period ended June 30, 2015. The decrease of $194.14 million is mainly attributable to proceeds from borrowings of $217.00 million in the first six months of 2014, capital contributions received of $93.02 million in 2014, distributions of $21.43 million during the first six months of 2015, decreased net public offering proceeds of $9.85 million and payments of loan issuance cost of $0.74 million, partially offset by decreased bank loan repayments by $82.21 million and a cash remittance to GasLog in exchange for contribution of net assets of $65.70 million in the first six months of 2014.

 Contracted Charter Revenue

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization as of June 30, 2015 after giving effect to the closing of the acquisition on July 1, 2015.

	Contracted Charter Revenues and Days from Time Charters

	On and after July 1,	For the years ending December 31,
	2015	2016	2017	2018	2019	2020	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)	$102.76	$201.07	$205.09	$162.24	$112.83	$37.08	$821.07
Total contracted days(1)	1,472	2,868	2,920	2,364	1,716	564	11,904
Total available days(5)	1,472	2,868	2,920	2,830	2,920	2,838	15,848
Total unfixed days(6)	—	—	—	466	1,204	2,274	3,944
Percentage of total contracted days/total available days	100%	100%	100%	83.53%	58.77%	19.87%	75.11%

(1)	Reflects time charter revenues and contracted days for the eight LNG carriers in our fleet.

(2)	Our ships are scheduled to undergo drydocking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when the ship undergoes scheduled drydocking.
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(3)	For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation.

(4)	Revenue calculations assume no exercise of any option to extend the terms of charters.

(5)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled drydocking.

(6)	Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect as of June 30, 2015 for the eight LNG carriers in our fleet after giving effect to the closing of the acquisition on July 1, 2015. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect any time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. In addition, this table does not reflect GasLog’s agreement to enter into a bareboat or time charter arrangement with us covering any period of shortening for the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney charter party agreements. The exercise of options extending the terms of our existing charters, would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities Exchange Commission on February 17, 2015. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results, and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Controls and Procedures

Material weakness as of December 31, 2014. As reported under Item 15A of our Annual Report on Form 20-F for the year ended December 31, 2014, our chief executive officer and chief financial officer concluded that as of December 31, 2014, our disclosure controls and procedures were not effective due to a material weakness in our internal control over financial reporting related to the design of our control to evaluate the classification of transactions between the Partnership and GasLog in the cash flow statement for various transactions entered into prior to the closing of our initial public offering.

Changes in Internal Controls over Financial Reporting. The Company believes it has made significant progress toward remediating the underlying causes of the material weakness described above. Since December 31, 2014, we have implemented the following additional control procedures in our process for the review of our cash flows and the classification of certain transactions within the cash flow statement, focusing specifically on detailed analysis of cash and non-cash transactions between the Partnership and GasLog:

i)	The Financial Controller reviews and signs-off the statement of cash flows, as an additional level of detailed review following the review by the Financial Reporting Manager focusing on the reconciliation of the related party transactions and their respective classification in the statement of cash flows.

ii)	During management’s Disclosure Committee meeting any one-off transactions, either cash or non-cash, between the Partnership and GasLog, as well as the respective presentation in our financial statements are reviewed in detail as an additional compensating control.

Additionally, management has added supplemental disclosure of non-cash items on the face of the statement of cash flows in the quarterly financial statements to facilitate the reconciliation of such movements on a quarterly basis.

Management has tested the new controls in connection with the completion of the interim financial statements for the three months ended March 31, 2015 and June 30, 2015 and concluded that they were operating effectively in relation to the classification of transactions between the Company and GasLog in the statement of cash flows. However, the effectiveness of the remediation steps taken will continue to be tested over several accounting periods as part of the Company’s 2015 Audit Plan approved by the Audit Committee, after which a final assessment can be made.

8

GASLOG PARTNERS LP

INDEX TO UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

F-1

GasLog Partners LP

Unaudited condensed combined and consolidated statements of financial position

As of December 31, 2014 and June 30, 2015

(All amounts expressed in U.S. Dollars, except unit data)

	Note	December 31, 2014	June 30, 2015
Assets
Non-current assets
Other non-current assets		2,063,026	2,159,305
Vessels	4	851,285,729	837,599,257
Total non-current assets		853,348,755	839,758,562
Current assets
Trade and other receivables		1,079,325	1,271,613
Due from related parties	3	—	1,850,293
Inventories		1,089,997	1,060,570
Prepayments and other current assets		813,792	480,383
Short-term investments		17,700,000	—
Cash and cash equivalents		27,188,095	218,616,077
Total current assets		47,871,209	223,278,936
Total assets		901,219,964	1,063,037,498
Partners’ equity and liabilities
Partners’ equity
Common unitholders (14,322,358 units issued and outstanding as of December 31, 2014 and 21,822,358 units issued and outstanding as of June 30, 2015)		324,967,226	502,550,345
Subordinated unitholders (9,822,358 units issued and outstanding as of December 31, 2014 and June 30, 2015)		77,087,950	75,430,730
General partner (492,750 units issued and outstanding as of December 31, 2014 and 645,811 units issued and outstanding as of June 30, 2015)		6,085,438	9,826,484
Incentive distribution rights		—	(24,003)
Total partners’ equity	5	408,140,614	587,783,556
Current liabilities
Trade accounts payable		1,671,942	2,041,527
Due to related parties	3	2,350,812	371,891
Other payables and accruals	7	15,927,374	10,666,841
Borrowings – current portion	6	20,999,800	20,896,615
Total current liabilities		40,949,928	33,976,874
Non-current liabilities
Borrowings – non-current portion	3,6	452,076,274	441,182,634
Other non-current liabilities		53,148	94,434
Total non-current liabilities		452,129,422	441,277,068
Total partners’ equity and liabilities		901,219,964	1,063,037,498

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-2

GasLog Partners LP

Unaudited condensed combined and consolidated statements of profit or loss

For the three and six months ended June 30, 2014 and 2015

(All amounts expressed in U.S. Dollars)

		For the three months ended		For the six months ended
	Note	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015
Revenues		31,693,285	32,942,771	52,436,341	65,520,827
Vessel operating costs		(6,186,631)	(7,098,887)	(10,123,417)	(14,016,570)
Depreciation	4	(6,601,830)	(6,895,122)	(10,563,184)	(13,726,661)
General and administrative expenses	8	(1,297,412)	(2,312,982)	(1,890,155)	(4,304,000)
Profit from operations		17,607,412	16,635,780	29,859,585	33,473,596
Financial costs	9	(8,009,935)	(4,030,068)	(11,856,938)	(7,979,868)
Financial income		5,814	8,355	9,841	17,769
Loss on interest rate swaps	9	(2,997,523)	—	(3,615,838)	—
Total other expenses, net		(11,001,644)	(4,021,713)	(15,462,935)	(7,962,099)
Profit for the period		6,605,768	12,614,067	14,396,650	25,511,497

Earnings per unit attributable to the Partnership, basic and diluted:	12
Common unit		0.21	0.58	0.21	1.25
Subordinated unit		0.18	0.39	0.18	0.70
General partner unit		0.19	0.51	0.19	1.03

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-3

GasLog Partners LP

Unaudited condensed combined and consolidated statements of comprehensive income

For the three and six months ended June 30, 2014 and 2015

(All amounts expressed in U.S. Dollars)

		For the three months ended		For the six months ended
	Note	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015
Profit for the period		6,605,768	12,614,067	14,396,650	25,511,497
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges, net of amounts recycled to profit or loss		(469,507)	—	(309,593)	—
Recycled loss of cash flow hedges reclassified to profit or loss in relation to derivatives no longer designated as hedges	9	1,688,392	—	1,880,043	—
Other comprehensive income for the period		1,218,885	—	1,570,450	—
Total comprehensive income for the period		7,824,653	12,614,067	15,967,100	25,511,497

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-4

GasLog Partners LP

Unaudited condensed combined and consolidated statements of changes in owners’/partners’ equity

For the six months ended June 30, 2014 and 2015

(All amounts expressed in U.S. Dollars, except unit data)

			Limited Partners
	General partner		Common unitholders		Subordinated unitholders		Incentive distribution rights	Total Partners’ equity	Owners’ capital	Total
	Units		Units		Units
Balance at January 1, 2014	—	—	—	—	—	—	—	—	156,168,950	156,168,950
Capital contributions	—	—	—	—	—	—	—	—	93,025,000	93,025,000
Profit attributable to GasLog’s operations (see Note 12)	—	—	—	—	—	—	—	—	10,573,686	10,573,686
Other comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	1,440,590	1,440,590
Total comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	12,014,276	12,014,276
Net assets contributed by GasLog Ltd. in exchange for General partner, Common, Subordinated units and cash	400,913	7,546,790	162,358	3,049,998	9,822,358	184,915,916	—	195,512,704	(261,208,226)	(65,695,522)
Proceeds from issuance of common units, net of costs	—	—	9,660,000	186,030,150	—	—	—	186,030,150	—	186,030,150
Partnership’s profit (Note 12)	—	76,459	—	2,023,799	—	1,722,706	—	3,822,964	—	3,822,964
Partnership’s other comprehensive income	—	2,597	—	—	—	127,263	—	129,860	—	129,860
Partnership’s total comprehensive income	—	79,056	—	2,023,799	—	1,849,969	—	3,952,824	—	3,952,824
Balance at June 30, 2014	400,913	7,625,846	9,822,358	191,103,947	9,822,358	186,765,885	—	385,495,678	—	385,495,678

Balance at January 1, 2015	492,750	6,085,438	14,322,358	324,967,226	9,822,358	77,087,950	—	408,140,614	—	408,140,614
Net proceeds from public offering and issuance of general partner units (Note 5)	153,061	3,658,158	7,500,000	171,840,338	—	—	—	175,498,496	—	175,498,496
Distributions declared (Note 11)	—	(428,690)	—	(12,446,129)	—	(8,535,629)	(24,003)	(21,434,451)	—	(21,434,451)
Recognition of share based payments (Note 13)	—	1,348	—	45,550	—	20,502	—	67,400	—	67,400
Partnership’s profit (Note 12)	—	510,230	—	18,143,360	—	6,857,907	—	25,511,497	—	25,511,497
Partnership’s total comprehensive income	—	510,230	—	18,143,360	—	6,857,907	—	25,511,497	—	25,511,497
Balance at June 30, 2015	645,811	9,826,484	21,822,358	502,550,345	9,822,358	75,430,730	(24,003)	587,783,556	—	587,783,556

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-5

GasLog Partners LP

Unaudited condensed combined and consolidated statements of cash flows

For the six months ended June 30, 2014 and 2015

(All amounts expressed in U.S. Dollars)

		For the six months ended
	Note	June 30, 2014	June 30, 2015
Cash flows from operating activities:
Profit for the period		14,396,650	25,511,497
Adjustments for:		—	—
Depreciation		10,563,184	13,726,661
Financial costs		11,856,938	7,979,868
Financial income		(9,841)	(17,769)
Unrealized loss on interest rate swaps held for trading		510,269	—
Recycled loss of cash flow hedges reclassified to profit or loss		1,880,043	—
Recognition of share-based payments		—	67,400
		39,197,243	47,267,657
Movements in working capital		(5,650,871)	(9,716,286)
Cash provided by operations		33,546,372	37,551,371
Interest paid		(8,434,109)	(6,593,331)
Net cash provided by operating activities		25,112,263	30,958,040
Cash flows from investing activities:
Payments for vessels		(313,100,000)	(15,375)
Financial income received		11,726	21,600
Purchase of short-term investments		(3,002,327)	(4,000,000)
Maturity of short-term investments		1,500,000	21,700,000
Net cash (used in)/provided by investing activities		(314,590,601)	17,706,225
Cash flows from financing activities:
Borrowings drawdowns		217,000,000	—
Borrowings repayments		(93,456,725)	(11,250,000)
Payment of loan issuance costs		—	(737,154)
Cash distribution to GasLog Ltd. in exchange for contribution of net assets		(65,695,522)	—
Proceeds from public offering and issuance of general partner units, net of underwriters’ discount		189,166,950	176,533,158
Payment of offering costs		(3,136,800)	(347,836)
Distributions paid		—	(21,434,451)
Capital contributions received		93,024,000	—
Net cash provided by financing activities		336,901,903	142,763,717
Increase in cash and cash equivalents		47,423,565	191,427,982
Cash and cash equivalents, beginning of the period		14,403,785	27,188,095
Cash and cash equivalents, end of the period		61,827,350	218,616,077

Non-Cash Investing and Financing Activities:	10
Payments for vessels through related parties		223,010	—
Financing costs included in liabilities at the end of the period		63,041	25,658
Financing costs paid through related parties		2,208,808	—
Capital expenditures included in liabilities at the end of the period		107,672	35,918
Offering costs accrued included in liabilities at the end of the period		—	773,592

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

F-6

GasLog Partners LP

Notes to the unaudited condensed combined and consolidated financial statements

For the three and six months ended June 30, 2014 and 2015

(All amounts expressed in U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, as a wholly owned subsidiary of GasLog Ltd. (“GasLog”) for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units completed on May 12, 2014 (the “IPO”).

For the periods prior to the formation of GasLog Partners LP the financial statements represent the combined statements of the vessel owning companies listed below (the “Subsidiaries”) using the historical carrying costs of the assets and the liabilities from their dates of incorporation. All references to the Partnership prior to the formation of GasLog Partners LP refer to the Subsidiaries and references to the Partnership subsequent to the formation of GasLog Partners LP refer to GasLog Partners LP and its subsidiaries, including the Subsidiaries. For convenience hereinafter the financial statements for all periods are referred to as the unaudited condensed combined and consolidated financial statements.

On June 26, 2015, GasLog Partners completed an equity offering of 7,500,000 common units at a public offering price of $23.90 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses were $171,840,338. In connection with this offering, the Partnership issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $3,658,158. The total net proceeds of $175,498,496 were used to partially finance the acquisition from GasLog of 100% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own three 145,000 cbm LNG carriers, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, which were acquired on July 1, 2015 for an aggregate purchase price of $483,000,000. As consideration for this acquisition, the Partnership paid GasLog $171,886,493, representing the difference between the $483,000,000 aggregate purchase price and the $325,500,000 of outstanding indebtedness of the acquired entities assumed by the Partnership plus an adjustment of $14,386,493 in order to maintain the agreed working capital position of the acquired entities of $3,000,000.

As of June 30, 2015, GasLog holds a 32.9% interest in the Partnership; as a result of its ownership of the general partner and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

The Partnership’s principal business is the acquisition and operation of vessels in the LNG market, providing transportation services of LNG on a worldwide basis under long-term charters. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of the Bermuda, provides technical services to the Partnership.

As of June 30, 2015, the companies listed below were 100% held by the Partnership:

Name	Place of incorporation	Date of incorporation	Principal activities	Vessel	Cargo Capacity (cbm)	Delivery Date
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	GasLog Sydney	155,000	May 2013
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

2. Basis of Presentation

These unaudited condensed combined and consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed combined and consolidated financial statements should be read in conjunction with the Partnership’s annual combined and consolidated financial statements for the year ended December 31, 2014, filed on an Annual Report on Form 20-F with the Securities Exchange Commission on February 17, 2015.

The accompanying unaudited condensed combined and consolidated financial statements include the accounts of the Partnership and the Subsidiaries assuming that they are consolidated for all periods presented, as they were under the common control of GasLog. All intra-group transactions and balances are eliminated on consolidation.

F-7

The unaudited condensed combined and consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments recorded at fair value at the end of each reporting period. The same accounting policies and methods of computation have been followed in these unaudited condensed combined and consolidated financial statements as applied in the preparation of the Partnership’s combined and consolidated financial statements for the year ended December 31, 2014. On July 29, 2015, the Partnership’s board of directors authorized the unaudited condensed combined and consolidated financial statements for issuance.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Partnership’s annual combined and consolidated financial statements for the year ended December 31, 2014.

The unaudited condensed combined and consolidated financial statements are expressed in U.S. Dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

Adoption of new and revised IFRS

Standards and amendments in issue not yet adopted

At the date of authorization of these unaudited condensed combined and consolidated financial statements, the following standards and amendments relevant to the Partnership were in issue but not yet effective:

In October 2010, the IASB reissued IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. In July 2014, the complete version of IFRS 9 was issued. The standard is effective for accounting periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Partnership’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material.

3. Related party transactions

The Partnership has the following balances with related parties, which have been included in the unaudited condensed combined and consolidated statements of financial position:

Amounts due from related parties

	December 31, 2014	June 30, 2015
Due from GasLog LNG Services (a)	—	1,850,293
Total	—	1,850,293

(a)	The balance of $1,850,293 (December 31, 2014: $0) represents mainly amounts advanced to the Manager to cover future operating expenses of the Partnership.

Amounts due to related parties

	December 31, 2014	June 30, 2015
Due to GasLog LNG Services (b)	982,668	—
Due to GasLog (c)	1,368,144	371,891
Total	2,350,812	371,891

(b)	The balance of $982,668 as of December 31, 2014 represents payments made by the Manager to cover operating expenses of the Partnership of $919,483 as well as amounts owed for management services of $63,185.
F-8

(c)	The balance of $371,891 as of June 30, 2015, mainly represents interest payable of $420,000 for the revolving credit facility with GasLog and unpaid board of directors’ fees of $50,000, partially offset by a prepayment of $147,000 for administrative fees. The balance of $1,368,144 as of December 31, 2014, represents outstanding commercial management and administrative fees as well as payments made by GasLog on behalf of the Partnership.

Loans due to related parties

	December 31, 2014	June 30, 2015
Revolving credit facility with GasLog	30,000,000	30,000,000
Total	30,000,000	30,000,000

Upon completion of the IPO on May 12, 2014, the Partnership entered into a $30,000,000 revolving credit facility with GasLog, to be used for general partnership purposes. The credit facility has a term of 36 months, is unsecured and bears interest at a rate of 5.0% per annum, with no commitment fee for the first year. After the first year, the interest increased to a rate of 6.0% per annum, with an annual 2.4% commitment fee on the undrawn balance. As of June 30, 2015, $30,000,000 was outstanding under the revolving credit facility.

The Partnership had the following transactions with related parties, which have been included in the unaudited condensed combined and consolidated statements of profit or loss for the three and six months ended June 30, 2014 and 2015:

			For the three months ended		For the six months ended
Company	Details	Account	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015
GasLog	Commercial management fee(i)	General and administrative expenses	491,500	450,000	896,500	900,000
GasLog	Administrative services fee(ii)	General and administrative expenses	235,200	735,000	235,200	1,470,000
GasLog LNG Services	Management fees and other vessel management expenses(iii)	Vessel operating costs	613,720	690,000	927,595	1,380,000
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	21,043	20,330	57,614	37,090
GasLog	Interest on revolving credit facility	Interest expense	—	420,000	—	795,000

(i)	Commercial Management Agreements

On July 19, 2013, GAS-five Ltd., and on August 28, 2013, GAS-three Ltd. and GAS-four Ltd., entered into commercial management agreements with GasLog (the “Pre-IPO Commercial Management Agreements”) that were amended upon completion of the IPO. Pursuant to the Pre-IPO Commercial Management Agreements, GasLog provided commercial management services relating to the operation of the vessels, including and not limited to negotiation of the vessels’ possible employment, assessing market conditions on specific issues, keeping proper accounting records and handling and advising on claims or disputes. The annual commercial management fee was $540,000 for each vessel payable quarterly in advance in lump sum amounts.

Upon completion of the IPO on May 12, 2014, the vessel-owning subsidiaries of GasLog Shanghai, GasLog Santiago and Gaslog Sydney (the “Initial Fleet”) entered into amended commercial management agreements with GasLog (the “Amended Commercial Management Agreements”), pursuant to which GasLog provides certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the amended agreements is $360,000 for each vessel payable quarterly in advance in lump sum amounts. The same provisions are included in the commercial management agreements that GAS-sixteen Ltd. and GAS-seventeen Ltd. entered into with GasLog upon the deliveries of the Methane Rita Andrea and the Methane Jane Elizabeth into GasLog’s fleet on April 10, 2014, as amended on September 29, 2014 (together with the Amended Commercial Management Agreements, the “Commercial Management Agreements”).

(ii)	Administrative Services Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement are provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. GasLog receives a service fee of $588,000 per vessel per year in connection with providing services under this agreement.

(iii)	Ship Management Agreements

On August 16, 2010, GAS-three Ltd. and GAS-four Ltd., and on March 31, 2011, GAS-five Ltd., entered into ship management agreements (“Pre-IPO Ship Management Agreements”) with GasLog LNG Services that were amended upon completion of the IPO. The Pre-IPO Ship Management Agreements provided for the following:

•	Management Fees—A fixed monthly charge of $30,000 per vessel was payable by the Partnership to the Manager for the provision of management services such as crew, operational and technical management, procurement, accounting, budgeting and reporting, health, safety, security and environmental protection, insurance arrangements, sale or purchase of vessels, general administration and quality assurance.

•	Superintendent Fees—A fee of $1,000 per day was payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels.

•	Share of General Expenses—A monthly lump sum amounting to 11.25% of the Management Fee was payable to the Manager during the term of this agreement.

•	Annual Incentive Bonus—Annual Incentive Bonus might be payable to the Manager, at the Partnership’s discretion, for remittance to the crew of an amount of up to $72,000 based on Key Performance Indicators predetermined annually.
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Upon completion of the IPO on May 12, 2014, each of the vessel owning subsidiaries of the Initial Fleet entered into an amended ship management agreement (collectively, the “Amended Ship Management Agreements”) under which the vessel owning subsidiaries pay a management fee of $46,000 per month to the Manager and reimburse the Manager for all expenses incurred on their behalf. The Amended Ship Management Agreements also provide for superintendent fees of $1,000 per day payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels, an annual incentive bonus of up to $72,000 based on key performance indicators predetermined annually and contain clauses for decreased management fees in case of a vessel’s lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Amended Ship Management Agreement continues indefinitely until terminated by either party. The same provisions are included in the ship management agreements that GAS-sixteen Ltd. and GAS-seventeen Ltd. entered into with the Manager upon the deliveries of the Methane Rita Andrea and the Methane Jane Elizabeth into GasLog’s fleet on April 10, 2014, as amended on September 29, 2014 (together with the Amended Ship Management Agreements, the “Ship Management Agreements”).

4. Vessels

The movement in vessels is reported in the following table:

Vessels
Cost
At January 1, 2015	888,162,216
Additions	40,189
At June 30, 2015	888,202,405

Accumulated depreciation
At January 1, 2015	36,876,487
Depreciation expense	13,726,661
At June 30, 2015	50,603,148

Net book value
At December 31, 2014	851,285,729
At June 30, 2015	837,599,257

Vessels with an aggregate carrying amount of $837,599,257 as of June 30, 2015 (December 31, 2014: $851,285,729) have been pledged as collateral under the terms of the Citibank loan facility.

5. Partners’ Equity

On June 26, 2015, GasLog Partners completed an equity offering of 7,500,000 common units at a public offering price of $23.90 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses, were $171,840,338. In connection with the offering, the Partnership issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $3,658,158.

6. Borrowings

	December 31, 2014	June 30, 2015
Amounts due within one year	22,500,000	22,500,000
Less: unamortized deferred loan issuance costs	(1,500,200)	(1,603,385)
Loans – current portion	20,999,800	20,896,615
Amounts due after one year	457,500,000	446,250,000
Less: unamortized deferred loan issuance costs	(5,423,726)	(5,067,366)
Loans – non-current portion	452,076,274	441,182,634
Total	473,076,074	462,079,249

The main terms of the Partnership’s loan facilities have been disclosed in the annual combined and consolidated financial statements for the year ended December 31, 2014. Refer to Note 8 “Borrowings”. During the six months ended June 30, 2015, repayments related to the Citibank loan facility of $11,250,000 (six months ended June 30, 2014: $93,456,725) were made in accordance with repayment terms.

On May 8, 2015, the Partnership entered into a supplemental deed relating to its Citibank loan facility, via which the Company’s lenders unanimously approved changes to the facility agreement to reflect the amendments to the three time charters agreed with BG Group on April 21, 2015. As the aforementioned deed did not result in substantially different terms to the original loan agreement, the amendments were considered a

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modification of the existing terms. Consequently, the additional fees incurred during the six-month period ended June 30, 2015 have been accounted for as deferred financing fees and will be amortized over the remaining term of the loan facility with the effective interest method.

Pursuant to a supplemental deed entered into on June 5, 2015 by the GasLog subsidiaries GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. and effective from July 1, 2015 relating to their Citibank loan facility, the Partnership was added as a corporate guarantor for the respective loan facility, replacing the previous guarantor, GasLog Carriers Ltd.

The Partnership was in compliance with the bank covenants as of June 30, 2015.

As the Citibank loan facility bears interest at a variable interest rate, its fair value as of June 30, 2015 is equal to the amount outstanding of $468,750,000. The fair value of the revolving credit facility as of June 30, 2015 is $29,282,863.

7. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2014	June 30, 2015
Unearned revenue	11,198,328	4,406,303
Accrued legal and other professional fees	427,884	955,014
Accrued management, commercial, administrative fees and other vessel management expenses (Note 3)	624,532	888,532
Accrued crew costs	1,125,013	1,347,943
Accrued purchases	300,979	465,251
Accrued interest	1,522,214	1,719,810
Accrued board of directors’ fees	210,130	218,750
Other payables and accruals	518,294	665,238
Total	15,927,374	10,666,841

8. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015
Board of directors’ fees	144,758	268,750	207,258	556,168
Recognition of share-based payments (Note 13)	—	67,400	—	67,400
Legal and professional fees	201,365	439,247	208,787	781,755
Commercial management fees (Note 3)	491,500	450,000	896,500	900,000
Administrative fees (Note 3)	235,200	735,000	235,200	1,470,000
Managers’ liability insurance	—	131,112	—	255,762
Foreign exchange differences, net	9,758	57,587	74,483	(12,399)
Other expenses, net	214,831	163,886	267,927	285,314
Total	1,297,412	2,312,982	1,890,155	4,304,000

9. Financial Costs and Loss on Interest Rate Swaps

An analysis of financial costs and loss on interest rate swaps is as follows:

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015
Amortization of deferred loan issuance costs, including write-off	3,932,813	392,235	4,461,247	768,941
Interest expense on loans	3,804,020	3,615,827	6,506,510	7,163,667
Realized loss on cash flow hedges	240,043	—	813,375	—
Other financial costs including bank commissions	33,059	22,006	75,806	47,260
Total financial costs	8,009,935	4,030,068	11,856,938	7,979,868

Realized loss on interest rate swaps held for trading	674,644	—	1,225,526	—
Unrealized gain on interest rate swaps held for trading	634,487	—	510,269	—
Recycled loss of cash flow hedges reclassified to profit or loss	1,688,392	—	1,880,043	—
Total loss on interest rate swaps	2,997,523	—	3,615,838	—
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Interest rate swap agreements

During 2014, the Partnership terminated its existing interest rate swap agreements (designated as cash flow hedging instruments and held for trading) by paying their fair values on the respective termination dates plus accrued interest. The main terms of the Partnership’s terminated interest rate swap agreements have been disclosed in the annual combined and consolidated financial statements for the year ended December 31, 2014. Refer to Note 17 “Derivative financial instruments”.

10. Non-cash Items on Statements of Cash Flows

As of June 30, 2015, there were financing costs of $25,658 that have not been paid during the six months ended June 30, 2015 and were included in current liabilities (December 31, 2014: $247,046).

As of June 30, 2015, there were capital expenditures of $35,918 that have not been paid during the six months ended June 30, 2015 and were included in current liabilities (December 31, 2014: $11,104).

As of June 30, 2015, there were offering costs of $773,592 that have not been paid during the six months ended June 30, 2015 and were included in current liabilities (December 31, 2014: $86,766).

As of June 30, 2014, there were payments for vessels through related parties of $223,010 which were included in current liabilities (December 31, 2013: $4,475,384).

As of June 30, 2014, there were financing costs included in liabilities at the end of the year of $63,041 that had not been paid during the six months ended June 30, 2014 and were included in current liabilities (December 31, 2013: $29,385).

As of June 30, 2014, there were financing costs paid through related parties of $2,208,808 which were included in current liabilities (December 31, 2013: $1,523,326).

As of June 30, 2014, there were capital expenditures included in liabilities at the end of the year of $107,672 that had not been paid during the six months ended June 30, 2014 and were included in current liabilities (December 31, 2013: $93,025).

11. Cash Distributions

On January 28, 2015, the board of directors declared a quarterly cash distribution, with respect to the quarter ended December 31, 2014, of $0.4345 per unit. The cash distribution was paid on February 12, 2015, to all unitholders of record as of February 9, 2015.

On April 29, 2015, the board of directors declared a quarterly cash distribution, with respect to the quarter ended March 31, 2015, of $0.4345 per unit. The cash distribution was paid on May 14, 2015 to all unitholders of record as of May 11, 2015.

12. Earnings per Unit

The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement.

Basic earnings per unit is determined by dividing net income reported at the end of each period by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated by dividing the profit of the period attributable to common unitholders by the weighted average number of potential ordinary common units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

On May 12, 2014, the Partnership completed its IPO and issued 9,822,358 common units, 9,822,358 subordinated units and 400,913 general partner units. On September 29, 2014, GasLog Partners completed an equity offering of 4,500,000 common units and issued 91,837 general partner units. On June 26, 2015, GasLog Partners completed an equity offering of 7,500,000 common units and issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0%.

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Earnings per unit (“EPU”) and Diluted EPU is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the three months ended		For the six months ended
	June 30, 2014	June 30, 2015	June 30, 2014	June 30, 2015
Profit for the period	6,605,768	12,614,067	14,396,650	25,511,497
Less:
Profit attributable to GasLog’s operations*	(2,782,804)	—	(10,573,686)	—
Partnership’s profit for basic and diluted EPU	3,822,964	12,614,067	3,822,964	25,511,497
Partnership’s profit attributable to:
Common unitholders	2,023,799	8,524,751	2,023,799	18,143,360
Subordinated unitholders	1,722,706	3,837,035	1,722,706	6,857,907
General partner	76,459	252,281	76,459	510,230
Incentive distribution rights**	—	—	—	—
Weighted average units outstanding (basic)
Common units	9,822,358	14,652,028	9,822,358	14,488,104
Subordinated units	9,822,358	9,822,358	9,822,358	9,822,358
General partner units	400,913	499,478	400,913	496,133
Earnings per unit (basic)
Common unitholders	0.21	0.58	0.21	1.25
Subordinated unitholders	0.18	0.39	0.18	0.70
General partner	0.19	0.51	0.19	1.03

Weighted average units outstanding (diluted)
Common units	9,822,358	14,655,678	9,822,358	14,488,104
Subordinated units	9,822,358	9,822,358	9,822,358	9,822,358
General partner units	400,913	499,478	400,913	496,133
Earnings per unit (diluted)
Common unitholders	0.21	0.58	0.21	1.25
Subordinated unitholders	0.18	0.39	0.18	0.70
General partner	0.19	0.51	0.19	1.03

* Represents profits of GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. earned prior to the Partnership’s IPO on May 12, 2014 and the profits of GAS-sixteen Ltd. and GAS-seventeen Ltd. for the period prior to their transfer to the Partnership on September 29, 2014. While such amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership were accounted for as a reorganization of entities under common control (Note 1), (i) GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. were not owned by the Partnership prior to the IPO, and accordingly the Partnership was not entitled to the cash or results generated during the pre-IPO period and (ii) GAS-sixteen Ltd. and GAS-seventeen Ltd. were not owned by the Partnership prior to their transfer to the Partnership in September 2014, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfer.

** Represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog holds the incentive distribution rights (“IDRs”) following completion of the Partnership’s initial public offering. The IDRs may be transferred separately from any other interests, subject to restrictions in the Partnership Agreement. Based on the nature of such right, earnings attributable to IDRs cannot be allocated on a per unit basis.

13. Share-based Payments

On April 1, 2015, the Partnership granted to its executives, Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”) in accordance with its 2015 Long Term Incentive Plan (the “Plan”). The RCUs and PCUs will vest on March 31, 2018. The holders are entitled to cash distributions that will be accrued and settled on vesting.

			Fair value at
Awards	Number	Grant date	grant date
RCUs	16,999	April 1, 2015	24.12
PCUs	16,999	April 1, 2015	24.12

In accordance with the terms of the Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

The fair value of the RCUs and PCUs in accordance with the Plan was determined by using the grant date closing price of $24.12 per common unit and was not further adjusted since the holders are entitled to cash distribution.

Movement in RCUs and PCUs during the period

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2015	—	—	—
Granted during the period	16,999	—	410,016
Outstanding as of June 30, 2015	16,999	2.75	410,016
PCUs
Outstanding as of January 1, 2015	—	—	—
Granted during the period	16,999	—	410,016
Outstanding as of June 30, 2015	16,999	2.75	410,016

The total expense recognized in respect of equity-settled employee benefits for the three and six months ended June 30, 2015 is $67,400 (June 30, 2014: $0).

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14. Commitments and Contingencies

Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of June 30, 2015 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled drydocking; in addition early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

Period	June 30, 2015
Not later than one year	128,572,836
Later than one year and not later than three years	256,723,393
Later than three years and not later than five years	82,634,894
Total	467,931,123

On June 22, 2015, the Partnership entered into a share purchase agreement to purchase from GasLog Carriers Ltd., a direct subsidiary of GasLog, 100% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own three 145,000 cbm LNG carriers, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively. The vessels were acquired on July 1, 2015 for an aggregate purchase price of $483,000,000. As consideration for this acquisition, the Partnership paid GasLog $171,886,493, representing the difference between the $483,000,000 aggregate purchase price and the $325,500,000 of outstanding indebtedness of the acquired entities assumed by the Partnership plus an adjustment of $14,386,493 in order to maintain the agreed working capital position of the acquired entities of $3,000,000.

Following the acquisition of the vessels from GasLog in September 2014 and July 2015, the Partnership, through its subsidiaries GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., is counter guarantor for the acquisition from BG Group of the 5/6 of depot spares with an aggregate value of $6,000,000. These spares should be acquired before the end of the initial term of the charter party agreements.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed combined and consolidated financial statements.

15. Subsequent Events

On July 1, 2015, the Partnership acquired from GasLog 100% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, for an aggregate purchase price of $483,000,000. As consideration for this acquisition, the Partnership paid GasLog $171,886,493, representing the difference between the $483,000,000 aggregate purchase price and the $325,500,000 of outstanding indebtedness of the acquired entities assumed by the Partnership plus an adjustment of $14,386,493 in order to maintain the agreed working capital position in the acquired entities of $3,000,000. This acquisition will be accounted for as a reorganization of entities under common control.

On July 29, 2015, the board of directors declared a quarterly cash distribution, with respect to the quarter ended June 30, 2015, of $0.4345 per unit that is payable on August 13, 2015 to all unitholders of record as of August 10, 2015.

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